Exhibit 99.1

PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS EXTENDS DISTRIBUTION REINVESTMENT
PLAN TO RESIDENTS OF THE UNITED STATES

Brookfield News, June 5, 2017 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (“BPY”) announced today that its eligible unitholders who are residents of the United States can now enroll their limited partnership units (“Units”) in its distribution reinvestment plan (the “Plan”), previously only available to residents of Canada. The Plan allows participants to reinvest cash distributions paid on their Units to purchase additional Units.

On each distribution payment date, cash distributions payable on a participant’s Units are paid by BPY to CST Trust Company, BPY’s registrar and transfer agent which serves as agent under the plan (the “Plan Agent”). The Plan Agent uses those funds (less any applicable withholding taxes) to purchase Units. The Units purchased by the Plan Agent are issued from treasury at a price per Unit calculated by reference to the volume weighted average trading price (in U.S. dollars) for the Units on the New York Stock Exchange for the five trading days immediately preceding the date the relevant distribution is paid by BPY.

U.S. registered unitholders may enroll in the Plan at any time by enrolling online at https://www.canstockta.com/answerline or by duly completing an enrollment form (available at bpy.brookfield.com) and sending it to the Plan Agent. U.S. beneficial unitholders should make appropriate arrangements with the broker, investment dealer, financial institution or other nominee who holds the participant’s Units on his or her behalf. In particular, unitholders whose Units are registered in the name of The Depository Trust Company (“DTC”), may participate in the Plan only by (i) directing his or her broker to transfer all or any number of whole Units into his or her name and then enrolling such units in the Plan or (ii) making appropriate arrangements with the broker, investment dealer, financial institution or other nominee who holds such Units to transfer all or any number of whole Units into CDS Clearing and Depository Services Inc. (“CDS”) and enroll in the Plan on the unitholder’s behalf, either as a nominee that delivers a completed and executed enrollment form to the Plan Agent in the manner provided in the Plan, or, if applicable, as a CDS participant through enrollment by CDS.

Information on the Plan can be accessed on the Plan Agent’s website at www.canstockta.com or on BPY’s website at bpy.brookfield.com.

The distribution of Units to U.S. unitholders under the Plan may only be made by means of a prospectus, copies of which may be obtained upon request by contacting BPY Investor Relations at (855) 212-8243 or via email at bpy.enquiries@brookfield.com. The prospectus has been filed pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission, filed on June 5, 2017.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Units, nor will there be any distribution of the Units in any jurisdiction in which such distribution would be unlawful. Any distribution of the Units will be made only by means of the prospectus and the related registration statement.

Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately $66 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes 146 premier office properties and 127 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial, hospitality, self-storage and student housing assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management.

Contact:

Matthew Cherry

Senior Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com